

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2023

Suresh Guduru
Chief Executive Officer
Cartica Acquisition Corp
1775 I Street NW, Suite 900
Washington, D.C. 20006

      Re: Cartica Acquisition Corp
          Preliminary Proxy Statement on Schedule 14A
          Filed May 30, 2023
          File No. 001-41198

Dear Suresh Guduru:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Real Estate & Construction

cc: Barry I. Grossman